Via Facsimile and U.S. Mail
Mail Stop 4720

December 4, 2009

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

Re: **Lincoln National Corporation**
        Form 10-Q for the Quarter Ended June 30, 2009
        Form 10-Q for the Quarter Ended September 30, 2009
        File No. 1-06028

Dear Mr. Crawford:

We have reviewed your response filed October 29, 2009 to our comment letter dated October 1, 2009 and your Form 10-Q for the quarter ended September 30, 2009. We have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarter Ended June 30, 2009

Consolidated Statements of Cash Flows, page 4

1. Refer to your response to our comment 2. Please tell us the nature of the derivative investments classified as investing cash flows. Please also tell us your basis for classifying gains and losses on derivative transactions related to your annuity and life insurance operations within operating cash flows but the related derivative collateral posting requirements within investing cash flows.

Note 5. Investments, page 14

2. Refer to your response to our comment 4. Even though there are numerous subjective and objective inputs involved in determining the amount of credit losses on your corporate bonds, we would expect there to be significant valuation inputs that can be quantified, such as credit spread ranges or weighted averages, etc. Please revise your disclosure accordingly. In addition, please quantify the significant inputs used to measure the amounts of your credit losses related to your ABS/CDO's.

3. Refer to your response to our comment 5. Please disclose what other evidence was considered in determining that the unrealized loss related to your CMBS's, hybrid and redeemable preferred securities and corporate loan obligations were not other-than-temporarily-impaired, including the following for each security type:

   1. the estimated range and average period until recovery;
   2. the estimated range and average holding period to maturity;
   3. current subordination level versus level when asset-backed structure was originated;
   4. your ability to hold securities for a sufficient period to ensure recovery given that you have cash of $2.5 billion and total liabilities of $158 billion at June 30, 2009; and
   5. contractual and regulatory cash obligations.

Alternative Investments, page 134

4. Refer to your response to our comment 7. Please disclose the nature of the audit adjustments by asset class made in the current and prior periods similar to that provided in the table to your response.

Liquidity and Capital Resources, page 141

5. Please disclose and quantify the reasons for changes in cash flows associated with collateral received from and posted with counterparties.

Form 10-Q for the Quarter Ended September 30, 2009

Consolidated Investments
Mortgage Loans of Real Estate, page 122

6. Please disclose, in a table, mortgage loans on real estate grouped by current loan-to-value ratio, as appropriate, to provide informative disclosure about different levels of loan-to-value ratio. For example, groupings could include loans classified as low, medium or high loan-to-value ratio with a note explaining the definition of low, medium and high.

Liquidity and Capital Resources, page 129

7. You disclose that you triggered the net income covenant associated with LNC's capital securities test as a result of quarterly net losses and that you may continue to trigger the net income test in future quarters. Please disclose the capital adequacy or net income and shareholders equity covenants, including the amounts and limits required for compliance, whether it is reasonably likely that you will be in violation of these covenants, the impact or reasonably likely impact of noncompliance, and any alternate sources of funding available.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant